SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 2)
FELCOR LODGING TRUST INCORPORATED
(Name of Issuer)
$1.95 Series A Cumulative Convertible Preferred Stock (the “Series A Stock”)
Depositary Shares (the “Depositary Shares”) representing
8% Series C Cumulative Redeemable Preferred Stock (the “Series C Stock”)
(Title of Class of Securities)
31430F200
31430F507
(CUSIP NUMBER)
Dhananjay M. Pai
P. Schoenfeld Asset Management LP
1350 Avenue of the Americas, 21st Floor
New York, NY 10019
Phone: (212) 649-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 15, 2010
(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 10 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos.	31430F200, 31430F507	SCHEDULE 13D/A	Page	2	of	10	Pages

1	NAME OF REPORTING PERSONS PSAM Texas Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑*
(b) ☑**

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,176 shares of Series A Stock 3,334 Depositary Shares, representing 33.34 shares of Series C Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

15,176 shares of Series A Stock 3,334 Depositary Shares, representing 33.34 shares of Series C Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,176 shares of Series A Stock 3,334 Depositary Shares, representing 33.34 shares of Series C Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Only with respect to Spartan Partners, L.P., Synapse I LLC, PSAM WorldArb Master Fund Ltd., P. Schoenfeld Asset Management GP LLC, P. Schoenfeld Asset Management LP and Peter M. Schoenfeld.
** Only with respect to the PW Participants.
*** The percentages used herein and in the rest of the Schedule 13D are calculated based upon an aggregate of 19,678,475 shares of Series A Stock and Depositary Shares currently outstanding, which consists of 12,880,475 shares of Series A Stock currently outstanding and 6,798,000 Depositary Shares representing 67,980 shares of Series C Stock currently outstanding, as reported in the Company’s Definitive Information Statement on Schedule 14C filed on October 8, 2010.

CUSIP Nos.	31430F200, 31430F507	SCHEDULE 13D/A	Page	3	of	10	Pages

1	NAME OF REPORTING PERSONS Spartan Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑*
(b) ☑**

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,579 shares of Series A Stock 1,693 Depositary Shares, representing 16.93 shares of Series C Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

7,579 shares of Series A Stock 1,693 Depositary Shares, representing 16.93 shares of Series C Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,579 shares of Series A Stock 1,693 Depositary Shares, representing 16.93 shares of Series C Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Only with respect to PSAM Texas Master Fund Ltd., Synapse I LLC, PSAM WorldArb Master Fund Ltd., P. Schoenfeld Asset Management GP LLC, P. Schoenfeld Asset Management LP and Peter M. Schoenfeld.
** Only with respect to the PW Participants.

CUSIP Nos.	31430F200, 31430F507	SCHEDULE 13D/A	Page	4	of	10	Pages

1	NAME OF REPORTING PERSONS Synapse I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑*
(b) ☑**

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,579 shares of Series A Stock 1,693 Depositary Shares, representing 16.93 shares of Series C Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

7,579 shares of Series A Stock 1,693 Depositary Shares, representing 16.93 shares of Series C Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,579 shares of Series A Stock 1,693 Depositary Shares, representing 16.93 shares of Series C Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Only with respect to PSAM Texas Master Fund Ltd., Spartan Partners, L.P., PSAM WorldArb Master Fund Ltd., P. Schoenfeld Asset Management GP LLC, P. Schoenfeld Asset Management LP and Peter M. Schoenfeld.
** Only with respect to the PW Participants.

CUSIP Nos.	31430F200, 31430F507	SCHEDULE 13D/A	Page	5	of	10	Pages

1	NAME OF REPORTING PERSONS PSAM WorldArb Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑*
(b) ☑**

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		226,210 shares of Series A Stock 49,558 Depositary Shares, representing 495.58 shares of Series C Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

226,210 shares of Series A Stock 49,558 Depositary Shares, representing 495.58 shares of Series C Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

226,210 shares of Series A Stock 49,558 Depositary Shares, representing 495.58 shares of Series C Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Only with respect to PSAM Texas Master Fund Ltd., Spartan Partners, L.P., Synapse I LLC, P. Schoenfeld Asset Management GP LLC, P. Schoenfeld Asset Management LP and Peter M. Schoenfeld.
** Only with respect to the PW Participants.

CUSIP Nos.	31430F200, 31430F507	SCHEDULE 13D/A	Page	6	of	10	Pages

1	NAME OF REPORTING PERSONS P. Schoenfeld Asset Management GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑*
(b) ☑**

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		331,133 shares of Series A Stock 73,335 Depositary Shares, representing 733.35 shares of Series C Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

331,133 shares of Series A Stock 73,335 Depositary Shares, representing 733.35 shares of Series C Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

331,133 shares of Series A Stock 73,335 Depositary Shares, representing 733.35 shares of Series C Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Only with respect to PSAM Texas Master Fund Ltd., Spartan Partners, L.P., Synapse I LLC, PSAM WorldArb Master Fund Ltd., P. Schoenfeld Asset Management LP and Peter M. Schoenfeld.
** Only with respect to the PW Participants.

CUSIP Nos.	31430F200, 31430F507	SCHEDULE 13D/A	Page	7	of	10	Pages

1	NAME OF REPORTING PERSONS P. Schoenfeld Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑*
(b) ☑**

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		331,133 shares of Series A Stock 73,335 Depositary Shares, representing 733.35 shares of Series C Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

331,133 shares of Series A Stock 73,335 Depositary Shares, representing 733.35 shares of Series C Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

331,133 shares of Series A Stock 73,335 Depositary Shares, representing 733.35 shares of Series C Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
* Only with respect to PSAM Texas Master Fund Ltd., Spartan Partners, L.P., Synapse I LLC, PSAM WorldArb Master Fund Ltd., P. Schoenfeld Asset Management GP LLC and Peter M. Schoenfeld.
** Only with respect to the PW Participants.

CUSIP Nos.	31430F200, 31430F507	SCHEDULE 13D/A	Page	8	of	10	Pages

1	NAME OF REPORTING PERSONS Peter M. Schoenfeld

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑*
(b) ☑**

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		331,133 shares of Series A Stock 73,335 Depositary Shares, representing 733.35 shares of Series C Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

331,133 shares of Series A Stock 73,335 Depositary Shares, representing 733.35 shares of Series C Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

331,133 shares of Series A Stock 73,335 Depositary Shares, representing 733.35 shares of Series C Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Only with respect to PSAM Texas Master Fund Ltd., Spartan Partners, L.P., Synapse I LLC, PSAM WorldArb Master Fund Ltd., P. Schoenfeld Asset Management GP LLC and P. Schoenfeld Asset Management LP.
** Only with respect to the PW Participants.

Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
SIGNATURES

CUSIP Nos.	31430F200, 31430F507	SCHEDULE 13D/A	Page	9	of	10	Pages
This Amendment No. 2 on Schedule 13D amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed by the Reporting Persons on August 12, 2010, as amended on September 2, 2010. Information reported in the Original Schedule 13D, as amended by Amendment No. 1, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined herein have the meanings set forth in the Original Schedule 13D or Amendment No. 1, as applicable. This Amendment No. 2 amends Items 4 and 5 as set forth below. This is the final amendment to the Original Schedule 13D and an exit filing.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended and supplemented by the addition of the following:
     On November 15, 2010, the Nominees were elected to the Board of Directors of the Company at the Special Meeting. Also on November 15, 2010, the Letter Agreement, dated August 19, 2010, by and between P. Schoenfeld Asset Management LP and Perella Weinberg Partners Xerion Master Fund Ltd. terminated in accordance with its terms upon the completion of the Special Meeting. With the expiration of the Letter Agreement, the Reporting Persons may no longer be deemed to be a member of a group with the PW Participants within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended.
     Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and supplemented by the addition of the following:
     The information set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference.
     The information set forth in Rows 7 through 13 of the cover page hereto for each of the Reporting Persons is incorporated herein by reference. The percentages used herein are calculated based upon an aggregate of 19,678,475 shares of Series A Stock and Depositary Shares currently outstanding, which consists of 12,880,475 shares of Series A Stock currently outstanding and 6,798,000 Depositary Shares representing 67,980 shares of Series C Stock currently outstanding, as reported in the Company’s Definitive Information Statement on Schedule 14C filed on October 8, 2010.
     This is the final amendment to the Original Schedule 13D and an exit filing.

CUSIP Nos.	31430F200, 31430F507	SCHEDULE 13D/A	Page	10	of	10	Pages
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
     DATED: November 16, 2010

/s/ Peter M. Schoenfeld
Peter M. Schoenfeld, (i) individually; (ii) as managing
member of (a) P. Schoenfeld Asset Management GP LLC, for itself and as the general partner of P. Schoenfeld Asset Management LP; and (b) Synapse I, LLC for itself and as the general partner of Spartan Partners, LP; and (iii) as director of PSAM WorldArb Master Fund Ltd. and PSAM Texas Master Fund Ltd.